EXHIBIT 12.1

Neiman Marcus, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Successor		Predecessor
(in thousands, except ratios)	Fiscal year ended July 28, 2007	Forty-three weeks ended July 29, 2006(1)	Nine weeks ended October 1, 2005(1)	Fiscal year ended July 30, 2005(1)	Fiscal year ended July 31, 2004(1)	Fiscal year ended August 2, 2003(1)

Fixed Charges:
Interest on debt	$255,859	$214,777	$3,186	$23,336	$20,881	$18,662
Amortization of debt discount and expense	14,141	11,728	96	831	220	254
Interest element of rentals	24,915	19,404	3,729	20,691	19,404	17,820
Total fixed charges	$294,915	$245,909	$7,011	$44,858	$40,505	$36,736

Earnings:
Earnings from continuing operations before income taxes and change in accounting principle	$216,998	$41,043	$71,173	$385,177	$316,313	$197,599
Add back:
Fixed charges	294,915	245,909	7,011	44,858	40,505	36,736
Amortization of capitalized interest	495	776	105	538	424	401
Less:
Capitalized interest	(2,825)	(3,446)	(1,146)	(5,350)	(3,036)	(1,425)
Total earnings	$509,583	$284,282	$77,143	$425,223	$354,206	$233,311
Ratio of earnings to fixed charges	1.7	1.2	11.0	9.5	8.7	6.4

(1)             All periods presented have been adjusted to exclude the operations of Gurwitch Products, L.L.C. and Kate Spade LLC.